

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

Brian M. Hall
Chief Financial Officer
LCI Industries
3501 County Road 6 East
Elkhart, Indiana 46514

Re: LCI Industries
    Form 10-K for the Year Ended December 31, 2018
    Form 10-Q for the Quarter Ended March 31, 2019
    File No. 001-13646

Dear Mr. Hall:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.   We note that in discussing the changes in operating profit by segment, you disclose several factors that impacted the profit margin, as well as other partially offsetting factors. In addition to discussing the nature of each factor, please revise to quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Consolidated Balance Sheets, page 44

2.   We note on page 44 that you have an allowance for doubtful accounts on accounts receivable on an accounts receivable balance that is significant to your balance sheet. In this regard, please tell us your consideration for including Schedule II pursuant to Items 8 and 15 of Form 10-K and Article 12-09 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Inventories, page 48

3.   We note your disclosure that inventories are stated at lower of cost (using the first-in, first-out method) or market, and that market is replacement cost or realizable value after allowance for costs of distribution. Please confirm that you have appropriately applied the guidance in ASU 2015-11 and if so, please revise your disclosure of how you account for inventory to be consistent with that guidance.

3. Revenue, page 51

4.   Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

4. Acquisitions, Goodwill and Other Intangible Assets, page 52

5.   We note your business combinations during 2018 that were material in the aggregate to total assets for 2018 and 2017. Please disclose the following pursuant to ASC 805-10-50-3 or tell us why you believe you are not required to disclose this information:

- the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized.
- the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.
- the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information).

Form 10-Q for the Quarter Ended March 31, 2019

Exhibit 31.1 Section 302 Certification
Exhibit 32.2 Section 906 Certification, page 1

6.   We note that paragraph 1 of Exhibit 31.1, Certification of your Principal Executive Officer, refers to the "quarterly report on Form 10-K." Please revise to refer to the appropriate periodic report. Also, Exhibit 32.2, the Section 906 Certification of your Principal Financial Officer, refers to the "quarterly report on Form 10-K" and should also be revised to refer to the appropriate periodic report. Please note that a full amendment is required in addition to the corrected certifications. See guidance in Regulation S-K Compliance & Disclosure Interpretations Question 246.14.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure